082-03470

RECEIVED

2009 MAY 28 A 2:04

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

09046562

22nd May, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Audited Results for the Financial Year ended 31st March, 2009

Further to our letter dated 11th May, 2009, we enclose a copy of the Audited Results of the Company, alongwith Segment-wise Revenue, Results and Capital Employed, Consolidated Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2009.

The above have been approved at the meeting of the Board of Directors of the Company held on 22nd May, 2009.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2009

(Rs. in Crores)

		Quarter ended 31.03.2009	Quarter ended 31.03.2008	Twelve months ended 31.03.2009	Twelve months ended 31.03.2008
GROSS INCOME		5958.55	6009.73	23678.46	21966.84
NET SALES	(1)	3891.81	3934.39	15388.11	13947.53
OTHER OPERATING INCOME	(2)	35.60	108.18	194.62	234.47
NET INCOME (1+2)	(3)	3927.41	4042.57	15582.73	14182.00
EXPENDITURE					
a) (Increase) / decrease in stock-in-trade and work in progress		80.95	53.05	(123.69)	(5.69)
b) Consumption of raw materials		1245.25	1322.40	5315.78	4639.35
c) Purchase of traded goods		251.50	469.01	1254.69	1383.04
d) Employees cost		222.15	191.07	890.88	733.32
e) Depreciation		145.11	121.49	549.41	438.46
f) Other expenditure		829.25	854.19	3191.91	2793.57
g) Total	(4)	2774.21	3011.21	11078.98	9982.05
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1153.20	1031.36	4503.75	4199.95
OTHER INCOME	(6)	52.25	55.50	340.31	376.43
PROFIT BEFORE INTEREST (5+6)	(7)	1205.45	1086.86	4844.06	4576.38
INTEREST (Net)	(8)	13.68	2.70	18.32	4.61
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1191.77	1084.16	4825.74	4571.77
Less:					
TAX EXPENSE	(10)	382.78	348.52	1562.15	1451.67
NET PROFIT AFTER TAX (9-10)	(11)	808.99	735.64	3263.59	3120.10
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	377.44	376.86	377.44	376.86
RESERVES EXCLUDING REVALUATION RESERVES	(13)			13302.55	11624.69
EARNINGS PER SHARE (Rs.)	(14)				
- Basic (Rs.)		2.15	1.95	8.66	8.29
- Diluted (Rs.)		2.14	1.93	8.64	8.25
PUBLIC SHAREHOLDING	(15)				
- NUMBER OF SHARES		3753088129	3741500893	3753088129	3741500893
- PERCENTAGE OF SHAREHOLDING		99.44	99.28	99.44	99.28
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil		Nil	
a) Pledged / Encumbered		N.A.		N.A.	
b) Non - encumbered		N.A.		N.A.	

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 22nd May, 2009.

(ii) Figures for the previous periods have been re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs.1978 Crores and Rs. 7755 Crores for the quarter and year ended 31st March, 2009 being Excise Duties and other Local Taxes. (Corresponding previous quarter and year ended 31st March, 2008 - Rs. 1912 Crores and Rs. 7408 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) During the quarter, 28,89,030 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 31st March, 2009 stands increased to Rs. 377,43,99,560/-.

(vii) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(viii) a) Tax Expense includes Rs. 4.57 Crores and Rs. 24.72 Crores for Fringe Benefit Tax for the quarter and year ended 31st March, 2009 respectively (Corresponding previous quarter and year ended 31st March, 2008 - Rs. 2.20 Crores and Rs. 23.97 Crores respectively).

b) Tax Expense is net of refunds as follows: For the quarter ended 31st March, 2009 - Rs. 0.67 Crore and year ended 31st March, 2009 - Rs. 2.98 Crores (Corresponding previous quarter ended 31st March, 2008 - Rs. Nil and year ended 31st March, 2008 - Rs. 29.30 Crores).

(ix) The above is as per Clause 41 of the Listing Agreement.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months ended 31st March, 2009

(Rs. in Crores)

	Quarter ended 31.03.2009	Quarter ended 31.03.2008	Twelve months ended 31.03.2009	Twelve months ended 31.03.2008
1. Segment Revenue				
a) FMCG - Cigarettes - Gross	3949.26	3583.00	15115.07	13825.60
- Net	2011.54	1730.23	7556.84	6634.98
- Others - Gross	838.83	738.43	3014.04	2511.05
- Net	836.80	737.26	3005.64	2509.57
Total FMCG - Gross	**4788.09**	**4321.43**	**18129.11**	**16336.65**
- Net	**2848.34**	**2467.49**	**10562.48**	**9144.55**
b) Hotels - Gross	241.34	339.28	1020.27	1100.20
- Net	221.03	312.54	935.45	1012.10
c) Agri Business - Gross	525.89	1078.11	3845.98	3868.44
- Net	525.89	1078.11	3845.98	3868.44
d) Paperboards, Paper & Packaging - Gross	747.03	619.67	2821.96	2364.33
- Net	713.63	567.71	2647.10	2157.94
Total - Gross	**6302.35**	**6358.49**	**25817.32**	**23669.62**
- Net	**4308.89**	**4425.85**	**17991.01**	**16183.03**
Less : Inter-segment revenue - Gross	431.65	512.44	2673.79	2313.68
- Net	417.08	491.46	2602.90	2235.50
Gross sales / Income from operations	**5870.70**	**5846.05**	**23143.53**	**21355.94**
Net sales / Income from operations	**3891.81**	**3934.39**	**15388.11**	**13947.53**
2. Segment Results				
a) FMCG - Cigarettes	1081.35	870.06	4183.77	3634.04
- Others	(117.28)	(117.89)	(483.45)	(263.52)
Total FMCG	**964.07**	**752.17**	**3700.32**	**3370.52**
b) Hotels	71.10	142.76	316.18	410.77
c) Agri Business	53.06	37.01	256.18	129.19
d) Paperboards, Paper & Packaging	151.91	122.72	508.63	453.14
Total	**1240.14**	**1054.66**	**4781.31**	**4363.62**
Less : i) Interest (Net)	13.68	2.70	18.32	4.61
ii) Other un-allocable income net of un-allocable expenditure	34.69	(32.20)	(62.75)	(212.76)
Profit Before Tax	**1191.77**	**1084.16**	**4825.74**	**4571.77**
Tax Expense	382.78	348.52	1562.15	1451.67
Profit After Tax	**808.99**	**735.64**	**3263.59**	**3120.10**
3. Capital Employed				
a) FMCG - Cigarettes *			3076.55	2314.64
- Others			2086.63	1826.66
Total FMCG			**5163.18**	**4141.30**
b) Hotels			2188.89	1865.32
c) Agri Business			1038.32	1468.97
d) Paperboards, Paper & Packaging			3771.15	3264.18
Total Segment Capital Employed			**12161.54**	**10739.77**

*Before considering provision of Rs. 575.43 Crores (31.03.2008 - Rs. 598.42 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / twelve months are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods have been re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 22nd May, 2009
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve Months Ended 31.03.2009	Twelve Months Ended 31.03.2008
NET PROFIT	**3263.59**	**3120.10**
PROFIT BROUGHT FORWARD	724.45	647.53
AVAILABLE FOR APPROPRIATION	3988.04	3767.63
APPROPRIATION OF PROFIT AND RESERVE		
a) Transfer to General Reserve	**1500.00**	**1500.00**
b) Earlier Year's provision no longer required *	(3.97)	0.00
c) Profit carried forward	858.14	724.45
DIVIDEND INCLUDING DIVIDEND TAX	**1633.87**	**1543.18**

* Pertains to Dividend Distribution Tax

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 22nd May, 2009.

(ii) The Board of Directors of the Company has recommended a dividend of Rs. 3.70 per Ordinary Share of Re.1/- each for the financial year ended 31st March, 2009 and the dividend, if declared, will be paid on or after 27th July, 2009 to those members entitled thereto.

(iii) The Register of Members of the Company shall remain closed from Wednesday, 15th July 2009 to Friday, 24th July, 2009, both days inclusive.

(iv) The 98th Annual General Meeting of the Company has been convened for Friday, 24th July, 2009.

For and on behalf of the Board

Executive Director

Chairman

Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2009

			(Rs. in Crores)
		Consolidated Financial Results for Twelve Months ended	
		31.03.2009	31.03.2008
GROSS INCOME		24875.73	22894.73
NET SALES	[1]	16332.33	14659.10
OTHER OPERATING INCOME	[2]	217.75	248.01
NET INCOME (1+2)	[3]	16550.08	14907.11
EXPENDITURE			
a) (Increase) / decrease in stock-in-trade and work in progress		(148.23)	(12.45)
b) Consumption of raw materials		5288.17	4789.65
c) Purchase of Traded Goods		1254.65	1165.76
d) Employees Cost		1322.77	1066.94
e) Depreciation		580.86	472.87
f) Other expenditure		3542.68	3081.06
g) Total	[4]	11840.90	10563.83
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	[5]	4709.18	4343.28
OTHER INCOME	[6]	294.27	338.18
PROFIT BEFORE INTEREST (5+6)	[7]	5003.45	4681.46
INTEREST (Net)	[8]	18.69	6.28
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	[9]	4984.76	4675.18
Less:			
TAX EXPENSE	[10]	1625.38	1497.01
PROFIT AFTER TAX BEFORE SHARE OF PROFIT/(LOSS) OF ASSOCIATES AND MINORITY INTERESTS (9-10)	[11]	3359.38	3178.17
SHARE OF PROFIT/(LOSS) OF ASSOCIATES	[12]	6.14	7.86
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (11+12)	[13]	3365.52	3186.03
MINORITY INTERESTS	[14]	40.93	28.27
NET PROFIT (13-14)	[15]	3324.59	3157.76
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1.00 each)	[16]	377.44	376.86
RESERVES EXCLUDING REVALUATION RESERVES	[17]	13590.72	11849.81
EARNINGS PER SHARE (Rs.)	[18]		
- Basic		8.82	8.39
- Diluted		8.81	8.35
PUBLIC SHAREHOLDING	[19]		
- NUMBER OF SHARES		3753088129	3741500893
- PERCENTAGE OF SHAREHOLDING		99.44	99.28
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	[20]	Nil	
a) Pledged / Encumbered		N.A	
b) Non - encumbered		N.A.	

For and on behalf of the Board

Executive Director

Chairman

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd May, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>Audited Results for the Financial Year ended 31st March, 2009</u>

Further to our letter dated 22nd May, 2009 forwarding the Audited Results of the Company for the financial year ended 31st March, 2009, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

Financial Results for the year ended 31st March, 2009

Highlights

- Robust 20% growth in non-cigarette FMCG businesses.
- Segment revenues of Paperboards, Paper & Packaging grow by 23 %.
- Agri business profits up by 98%.
- Q4 pre-tax profit at Rs.1192 crores and post-tax profit at Rs. 809 crores represent a growth of 10%.
- Threat to legitimate industry and Government revenues as a result of sharp growth of illegal and contraband cigarettes.
- Biscuits sales grows by 14%.
- Personal Care business launched 'Vivel Ultra Pro', an offering in the anti dandruff category.
- The Stationery business recorded a robust sales growth of 60%, positioning the Company as the largest marketer of notebooks in India.
- The 'Paperkraft Premium Business Paper, manufactured using the most advanced environmental friendly technologies and sourced from renewable plantations, made its debut as India's brightest and whitest paper.
- The Hotels business continues to pursue an aggressive investment led growth strategy, recognising the long term potential in India.
- ITC is Carbon Positive for the consecutive 4th year - greening over 90,000 hectares, Water Positive for the 7th year – benefiting 44,000 hectares with Soil and Water Conservation. Solid Waste Recycling Positive.

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

Notwithstanding turbulent market conditions, ITC Ltd. delivered a steady performance with Gross Turnover at Rs.23144 crores reflecting a growth of 8.4% over the previous year. Net Turnover at Rs.15388 crores grew by 10.3%, driven by a robust 20% growth in non-cigarette FMCG businesses and a healthy performance by the Paperboards, Paper & Packaging segments. This performance was achieved despite the unprecedented increase in excise duties on non-filter cigarettes, coming close on the heels of the un-paralleled levy of VAT on cigarettes in the preceding year. The decline in hotel revenues in the wake of the economic slowdown and the unfortunate terror strikes in Mumbai, the continuing impact of high commodity prices and store rentals, brand building costs of the new Personal Care portfolio and the significant investments in augmenting the distribution infrastructure and systems combined to exert intense pressure on profitability during the year.

Pre-tax profit increased by 5.6% to Rs.4826 crores, while Post-tax profit at Rs.3264 cores registered an underlying growth of 5.5% after adjusting for income tax refunds. For the fourth quarter, Net Turnover at Rs 3892 crores registered a de-growth of 1% primarily due to lower exports of agri commodities consequent to adverse market conditions. Both pre-tax profit at Rs.1192 crores and post-tax profit at Rs. 809 crores represent a growth of 10%, over the same Quarter last year.

The Board of Directors recommended a dividend of Rs. 3.70 per Ordinary share of Re.1/- each (Previous year: Rs.3.50 per share). This will entail a total cash outflow of Rs. 1634 crores, comprising proposed dividend of Rs. 1397 crores and income tax on the proposed dividend of Rs. 237 crores.

FMCG – Cigarettes

The extraordinary increase of 140% to 390% in the rates of excise duty on non-filter cigarettes in the 2008 Union budget, coming on the heels of a 30% increase in tax incidence in the previous year drove the organized cigarette industry to substantially vacate the non-filter category. This, in turn, has caused a section of consumers to move to revenue-inefficient tobacco products, including smuggled and tax-evaded cigarettes resulting in a sharp decline in volumes for the highly taxed legitimate cigarette sector.

Despite these testing circumstances, the Company's relentless efforts to create value through international quality products, significant investments in technology and product, strong portfolio of brands and focused marketing and distribution have ensured a sizeable shift of consumers to the filter segments and enabled the Company to sustain its leadership position. Equity with the customers continued to be strengthened with the launch of Classic Verve in the king size filter segment and Navy Cut in the regular size filter segment, limited edition pack offerings for Gold Flake Kings and Classic, festival packs for most of the regular size filter brands and Navy Cut Longs.

With organized industry substantially vacating the non-filter segment and the huge financial arbitrage resting in tax evasion, contraband and domestic illegitimate players have mushroomed leading to an estimated trebling of illegal cigarette volumes. These low priced tax-evaded illegal cigarettes are a growing threat to Government revenue, market stability and the social objective of regulating tobacco. It is imperative that enforcement authorities check this phenomenon to protect revenues that rightfully belong to the Government.

The industry has been subjected to further stress with the recent implementation of smoking ban in public places. This is clearly discriminatory against the cigarette industry as it will propel consumers to cheaper forms of non-smoking tobacco consumption. It is apprehended that the twin impact of mushrooming illegal trade and switching to cheaper tobacco products will have a significant adverse impact on the earnings of thousands of tobacco farmers, who gained the maximum realisation from cultivating cigarette type tobaccos.

The Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need is for a balanced agenda on tobacco, both fiscal and regulatory.

Branded Packaged Foods

The Branded packaged foods clocked reasonable growth during the year despite weak demand in certain categories in the face of the economic slowdown. Margins during the year were adversely impacted due to the simultaneous increase in the prices of input commodities including fuel. The business is energetically focussing on driving consumer franchise, consolidating the portfolio in select high margin categories, improving market servicing and driving supply chain efficiencies.

The 'Bingo!' range of Finger snacks was augmented during the year with the launch of **'Hatke Jhatke'**, a wave shaped snack in two exciting flavours. Similarly the potato chips platform was also enhanced with the addition of a new flavour 'International Cream and Onion'. These differentiated offerings through varied shapes, textures and flavours provide a distinctive consumer experience. The clutter breaking communication strategy encompassing a multi-media campaign has enhanced the visibility of the brand and has re-inforced **'Bingo!'s'** positioning as a youthful and innovative snack.

The biscuits business continued on its growth trajectory with sales improving by 14% during the year. The 'Sunfeast' range of biscuits witnessed continued enrichment in product mix with higher sales of value added products like Creams, Cookies etc. The year however witnessed high input cost pressures in commodities like wheat flour, edible oil, skimmed milk powder, sugar and packaging materials. The business focussed on supply chain efficiencies to enhance product freshness and improve logistic costs.

In the Staples business, 'Aashirvaad' atta continued its leadership position with a market share of 54% among branded national players. 'Aashirvaad' Spices grew by 40%, leveraging the brand's superior quality, consistency, in-house agri-sourcing and crop development skills.

During the year, the confectionery business saw the successful launch of Lacto and Toffichoo, which received enthusiastic response from consumers. Within the 'Ready To Eat' group, 'Sunfeast PastaTreat' has emerged as a unique product with a loyal consumer base in urban markets. Export of ambient stable products and frozen products under the 'Kitchens of India' banner has shown a healthy growth with availability in more than 4000 stores across the United States.

The industry has urged the Government to consider removal of Excise Duty and standardisation of the VAT rate at 4% for all food products to provide relief to the consumers and sustain growth in this sector, as affordability is the key determinant of growth in this segment.

Robust product development processes supported by high buzz communication campaign, focused consumer activation and trade programmes will be the next order strategy of the business to drive growth and profitability.

Lifestyle Retailing

The Lifestyle business has consolidated its market presence by establishing "Wills Lifestyle' as a vibrant lifestyle brand and 'John Players' as a leading fashion brand for the youth. The "Wills Lifestyle' range incorporates the latest trends with high style imagery, retailed through nationwide exclusive speciality stores, which provide the Indian consumer a truly international experience. The economic slowdown and weak consumer sentiment have adversely affected the growth of 'John Players' in the mid segment.

The business achieved a robust growth of 32% in exports despite tough economic conditions in the target US and European markets. The growth was driven by improved product mix through the offer of high value embellished garments and addition of premium fashion customers. The business strengthened its existing customer engagement by offering design, product development and flexible manufacturing capabilities.

The business is actively engaged in renegotiation of rentals, closing down of unviable stores and implementing a series of cost management measures to boost retail and supply chain productivity.

Personal Care Products

Buoyed by the gratifying consumer response to the Company's Personal Care products, the business augmented the 'Vivel' range of hair care products with the launch of 'Vivel Ultra Pro', an offering in the anti dandruff category. The business's suite of brands, 'Fiama Di

Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' continue to address identified segments of the market with differentiated value offerings.

The Business made significant investments in products and brands to gain wider consumer acceptance. Product development and research are being leveraged in a focused manner to build brand equity. Accretion to tax exempt manufacturing capacities will provide benefits of assured quality, flexibility and cost advantages.

The aggressive communication strategy with appropriate celebrity association backed by focussed consumer activation programmes and enhanced consumer engagement is expected to build appreciable brand equity.

Education & Stationery Products

The Stationery business recorded a robust sales growth of 60% over the previous year, positioning the Company as the largest marketer of notebooks in India. Its two flagship brands, namely 'Classmate' for the student community and 'Paperkraft' for the discerning working executives have established a strong presence in the Indian stationery market in a short span of time.

The business recently launched the 'Paperkraft Premium Business Paper', an eco-friendly "green" paper with a higher archival life. The Company's world class fibre line with Ozone treated elemental chlorine free capability at its Paper manufacturing facility at Bhadrachalam provides superior physical properties.

The 'Classmate' brand equity has galloped with investment in product superiority, well thought out brand communication and carefully orchestrated supply chain network. The business launched a slew of new complementary categories under the 'Classmate' brand, which include Geometry Boxes, Children's Books, and Gel and Ball Pens. With the expansion of categories under the 'Classmate' Brand, the business expects to consolidate the market standing of "Classmate" as the most trusted student stationery brand.

Safety Matches & Incense sticks

The Matches brand portfolio of the Company combined with that of Wimco continues to enjoy a strong consumer franchise in almost all markets in India. Steep escalation in the cost of key input materials like wood, splints and many chemicals compelled the business to increase consumer prices during the year, resulting in a temporary drop in volumes which are now on the way to recovery and stabilisation. Whilst product development and operational efficiencies are being aggressively pursued to mitigate the cost push, the long term sustainability of this industry hinges on introduction of a uniform taxation policy aimed at providing a level playing field to all manufacturers, which would trigger investments towards modernisation of this industry.

The Agarbatti business recorded an impressive 20% growth in revenues, primarily driven by increasing consumer franchise for the 'Mangaldeep' brand. The superior product quality with a high degree of consistency, and the wide availability across all markets have enabled the business to gain critical volumes. During the year, the product range was enhanced with the launch of hand rolled 'Durbar Battis' under the brand name 'Mangaldeep Durbar Gold'. This has been received enthusiastically by the consumers in the launch markets of coastal Andhra Pradesh. The business continues to associate with small scale entrepreneurs and NGOs/ Self Help Groups, providing employment to 5000 persons across India.

Hotels

The impressive gain made in the first half of the year was severely dented with the twin impact of the economic slowdown and the terrible terror strikes at Mumbai. The squeeze on corporate travel along with the steep reduction in foreign arrivals have triggered a significant slide in occupancies and average room rates for the hotel sector in India. The situation post the terror strikes got aggravated in the 4th Quarter with adverse travel advisories issued by most source countries. As a result of these adverse conditions, the business registered a degrowth in revenues and profits by 8% and 23% respectively over the previous year.

Considering India's inadequate room capacity, the business is pursuing an aggressive investment led growth strategy. Construction activity in respect of the super deluxe luxury hotel projects at Bangalore and Chennai is progressing satisfactorily as per the respective project plans.

Paperboards, Specialty Papers & Packaging

The business sustained its market leadership as the only significant player in the premium value added paperboard segment with integrated pulping operations. Sales of value added paperboards grew by 13% driving revenue growth and market standing.

The Company's operating strategies centered on stabilizing the investments in the pulp and paper capacities apart from improving energy management and enhancing internal efficiencies to yield sustainable cost advantages. The new pulp mill with "Ozone bleaching" technology has now fully stabilized. It is yielding superior quality and enhanced value capture, while simultaneously bringing about a quantum improvement in the environmental standards of manufacturing. The recently commissioned 1 lac TPA paper machine has reached optimum levels of output at the desired quality and is geared to service the growing demand for value added printing and writing paper. It will drive synergies and value capture based on strong forward linkages with the stationery business.

The Packaging and Printing business is consolidating the investments made in world-class technology to provide cost effective and superior packaging solutions to a wide range of customers including strategic sourcing support to the Company's Cigarette and other FMCG businesses. The investments in backward integration of the flexibles platform will drive cost

competitiveness and widen packaging options for in-house requirements and key customers in the external trade. The array of solutions across various packaging platforms will enable the business to drive growth in domestic and export markets. The recently commissioned 14 MW Windmill Project in the state of Tamil Nadu is in pursuit of the Company's commitment to invest in clean technologies including renewable energy. It will further consolidate its carbon positive status and has started generating clean energy. The project will result in cost savings and enhance ITC's positive environmental footprint.

Agri Business

The business revenues remained flat over the previous year due to lower soya volumes and rationalisation of the agri-commodity portfolio, necessitated by the increasing policy interventions and volatility in the commodity markets since the previous year. Whilst these challenging circumstances impacted the volume throughput, the business registered impressive growth in margins with profits improving by 98% over the previous year. This robust performance was achieved due to the stellar performance of the leaf tobacco portfolio. The business cemented its position as the foremost exporter of leaf tobacco leveraging the growing demand for Indian tobaccos. Gains were made in new business development and customised product and service offerings to both existing and new customers.

The focus on Research and Development enabled the business to develop two high yielding Flue Cured Virginia hybrids for the first time in India. This has evoked overwhelming response from the tobacco farming community. The adoption of these hybrids backed by quality extension support being provided by the business will enhance the productivity, quality and competitiveness of Indian tobaccos.

The business is progressively aligning its commodity portfolio with the sourcing needs of the Company's Foods Business to generate higher order value from its agri procurement infrastructure. In sourcing chip-stock potato for the Company's 'Bingo!' brand potato chips, new varieties of potatoes with longer storage life were deployed, optimising season and off-season buys to deliver significant cost advantage.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives.

The Company deepened its imprint on the social sector by expanding to newer districts during the period. Social development projects are currently being progressed in 50 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the year with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, a programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the year. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	2008-09 (Cumulative Achievement)
Total Districts Covered	Number	50
Social and Farm Forestry	Hectare	90132
Soil and Moisture Conservation Programme	Hectare	43841
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13548
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	121
Animal Husbandry Services	Milch Animals	277054
Economic Employment of Women		
SHG Members	Persons	18032
Women Entrepreneurs	Persons	18428
Primary Education		
Beneficiaries	Children	183457
Health and Sanitation		
Low Cost Sanitary Units	Number	2712

The Board of Directors, at its meeting in Kolkata on 22nd May 2009, approved the financial results for the year ended 31st March 2009, which are enclosed.

May 22, 2009

(Nazeeb Arif)
Vice President
Corporate Communications